SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

DIRECT DIAL NUMBER 212-455-3189	E-MAIL ADDRESS ETOLLEY@STBLAW.com
January 13, 2005

VIA DHL AND EDGAR

    Re:
    Celanese Corporation—Registration Statement on Form S-1,
    File No.: 333-120187 (the "Registration Statement")

Pamela A. Long
Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Long and Ms. Sheppard:

        On behalf of Celanese Corporation (the "Registrant"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated January 10, 2005 (the "comment letter") relating to Amendment No. 3 to the Registration Statement, as filed by the Registrant on January 3, 2005 ("Amendment No. 3"). The Registrant has also revised the Registration Statement in response to the Staff's comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement ("Amendment No. 5"), which reflects these revisions and generally updates financial and other information.

        In particular, the Registrant notes the following two areas of incremental changes in Amendment No. 5 that do not result from the comment letter:

        (1)   The Registrant has been informed by its bank lenders that it may simply amend and restate its existing credit agreement and keep its existing $611 million of bank loans outstanding, as opposed to being required to repay the loans and then re-market a new credit agreement. This has resulted in changes on multiple pages, but since the total amount of expected borrowings will not change as a result of amending and restating the agreement, these changes are form over substance. The fact that there will only be a rollover of the loans and not a repayment and new financing, however, has resulted in $35 million of deferred financing fees related to the existing senior credit facilities remaining on the pro forma balance sheet in Other Assets instead of being written-off as a one-time charge in accordance with EITF 96-19. On a pro forma basis, these deferred financing fees are also being amortized as incremental non-cash interest expense. The changes related to the amending and restating instead of repaying show up on the cover page of the prospectus, and on pages 7, 11,12, 13, 35, 50, 51, 56, 58, 61, 63, 65, 66, 70, 84, 86, 90, 95, 106, 120, 192, 195, F-114 and A-1 of Amendment No. 5.

        (2)   The Registrant has also been informed by its bank lenders that for ease of marketing of the acquisition facility portion of the new credit facilities (for the proposed Vinamul and Acetex acquisitions), it is preferable to have a lower amount of delayed drawings than the $442 million previously disclosed on pages 22, 50 and 56 of Amendment No. 4. Accordingly, the Registrant now expects to borrow, at or shortly after closing of the offering, $200 million of the $442 million and to reduce the delayed-draw portion from $442 million to $242 million, with the acquisition facility still netting to $442 million. The $200 million of borrowings will be held as available cash and will be used to pre-fund the Vinamul acquisition expected in February. Accordingly, the Registrant has provided a more meaningful presentation in the S-1 by adding a new supplemental column under "Capitalization" and on the Pro Forma Balance Sheet depicting this, though the Vinamul acquisition and related bank borrowings are not directly attributable to the offering. These changes show up on pages ii, 3, 20, 23, 24, 51, 56, 57, 60, 61, 63, 119 and A-8 of Amendment No. 5.

        The Registrant hopes this synopsis of the changes is not only helpful but that it also expedites the Staff's review of Amendment No. 5. Please call one of us if you have any follow-up questions.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 5.

Prospectus Summary—page 1

1.
We note your disclosure concerning internal controls on pages 20 and 21. If material, please revise your summary to briefly disclose these risks in the forepart of your summary discussion.

The Registrant has added disclosure referencing the internal control risks on pages 5 and 6 in response to the Staff's comment.

Recent Developments—page 4

2.
Clarify that the $40 million of severance liabilities relates to the acquisition of Celanese AG.

The Registrant has revised its disclosure on page 4 in response to the Staff's comment.

3.
Expand your disclosures to quantify the revenues of COC for each period presented as well as the total assets and liabilities of COC as of September 30, 2004. Provide similar financial information for your interest in Pemeas GmbH. Address for us why these probable dispositions are not reflected in your pro forma financial statements in accordance with Rule 11-01(a)(4) and Rule 11-01(b)(2) of Regulation S-X. Provide us with the computations you prepared under Rule 1-02(w) of Regulation S-X.

The Registrant respectfully advises the Staff that its disclosure in the Registration Statement is based solely on a determination of the Office of the Chief Executive Officer of the Registrant on December 31, 2004 to pursue a sale of COC and the Registrant's interest in Pemeas GmbH. The Registrant, however, has (1) only recently began exploring and structuring the sale process and (2) not yet entered into any confidentiality agreement, letter of intent or any other contractual commitment relating to either of these businesses. Accordingly, neither of these potential future dispositions is a "probable" disposition that is required to be given pro forma effect under Article 11 of Regulation S-X.

The Registrant respectfully advises the Staff that the revenues, assets and liabilities of each of COC and the Registrant's interest in Pemeas GmbH represent less than 1% of total revenues, assets and liabilities, respectively, of the Registrant. Accordingly, the Registrant respectfully submits that the disclosure regarding the COC and the Pemeas interest revenues, assets and liabilities would not be material or useful to investors. The Registrant has presented operating loss amounts for these businesses in order to provide context for the reader as to the relative profitability of these businesses.

4.
Expand your recent development section to discuss the stock incentive plan you adopted in December 2004. Specifically discuss the fact that you expect to issue 1,437,909 shares of your Series A common stock at $9.00 a share and will record a one-time pre-tax non-cash charge of $16 million.

The Registrant has added disclosure discussing the stock incentive plan on page 5 in response to the Staff's comment.

5.
As indicated on page 181 of your filing, we note that prior to the consummation of the offering you intend to adopt a deferred compensation plan for named executive officers as well as certain other key employees. This fact should be discussed, including a discussion of the $243 maximum amount payable under the deferred compensation plan and the $29 million which vested in 2004. In this regard, clarify for us how $29 million vested in 2004 if the plan has yet to be adopted.

The Registrant has added disclosure discussing the deferred compensation plan and the related charges on page 5 in response to the Staff's comment. The Registrant respectfully advises the Staff that the Registrant adopted its deferred compensation plan in December 2004. The Registrant previously corrected its disclosure in Amendment No. 4 to the Registration Statement, filed with the Commission on January 5, 2004, to reflect the adoption of the plan.

Please note that the previously disclosed $29 million charge has been revised to $27 million as a result of a further refinement of the calculation by the Registrant.

6.
On page 182 of your filing, you discuss bonuses of $2 million and retention bonuses of approximately $12.8 million. A discussion of these bonuses should be discussed in your recent development's section.

The Registrant added disclosure on page 5 in response to the Staff's comment.

The Offering—page 6

7.
Under Use of Proceeds, quantify the percentage of the proceeds to go to Blackstone or affiliates and add a risk factor that a significant amount of the proceeds will go to insiders.

The Registrant has revised its disclosure (including adding a risk factor requested by the Staff) on pages 8, 35 and 52 in response to the Staff's comment.

Risk Factors—page 16

Our internal controls over financial reporting... page 20

8.
Revise to indicate that your internal controls over financial reporting may not be "effective" and your independent auditors may not be able to certify as to their "effectiveness".

The Registrant has revised its disclosure on page 21 in response to the Staff's comment.

9.
You indicate that you have "identified areas of internal controls requiring improvement" (identified areas). Revise your disclosure to clarify whether these identified areas are material weaknesses or significant deficiencies. If these identified areas are significant deficiencies, clarify whether in the aggregate they rise to the level of a material weakness.

The Registrant respectfully informs the Staff that its Section 404 evaluation process has not to date identified any condition it would consider a significant deficiency or a material weakness. This risk factor is intended to inform the reader that the Registrant has commenced the Section 404 evaluation, which is ongoing and has resulted in the identification of certain areas that need improvement, but which did not represent, in the Registrant's view, significant deficiencies or material weaknesses, individually or in the aggregate. Because the two significant deficiencies discussed in the second internal controls risk factor were not identified as the result of the Registrant's Section 404 evaluation, the Registrant has chosen to discuss those separately from the Section 404 risk factor in the second internal controls risk factor. The items raised in the Staff's Comment 9 have been addressed in the Registrant's response to Comment 15 with regard to the second internal controls risk factor relating to significant deficiencies. The Registrant has revised its disclosure on pages 21 and 22 accordingly.

10.
Provide specific details regarding the nature of each identified area. Your disclosures should indicate when you identified the area of internal control requiring improvement, by whom it was identified and when the identified area first began.

The Registrant respectfully refers the Staff to its responses to Comments 9 and 13. Because the areas identified as areas that need improvement are not significant deficiencies or material weaknesses, individually or in the aggregate, the Registrant does not believe that it is required to disclose the details the Staff has requested in this Comment. The Registrant has also revised its disclosure on pages 21 and 22 in response to the Staff's comments.

11.
Disclose the specific steps that you have taken, if any, to remediate the identified area and disclose whether you believe that the identified area still exists as of September 30, 2004.

The Registrant respectfully refers the Staff to its response to Comment 9 above. The items raised in the Staff's Comment 11 have been addressed in the Registrant's response to Comment 14 with respect to the second internal controls risk factor relating to significant deficiencies.

12.
Tell us whether you received any letters from your independent accountant concerning the matters disclosed here and in the next risk factor.

The Registrant respectfully advises the Staff that the Registrant has not received any letters from the Registrant's independent auditor concerning the matters referenced in the Staff's comment above. The Registrant notes that its independent auditors have not yet commenced any procedures related to their attestation on internal controls related to Section 404. Celanese AG self-reported the above-referenced matters to its Finance and Audit Committee at a meeting attended by its independent auditors.

We identified significant deficiencies in our internal controls... page 20

13.
Expand your disclosures to indicate when in 2004 you identified the significant deficiencies, by whom they were identified and when the significant deficiencies first began.

The Registrant has expanded its disclosure on pages 21 and 22 in response to the Staff's comment.

14.
In detail, supplementally describe the amounts involved for each significant deficiency for each period presented in this filing. Also, tell us in what period the significant deficiency occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the significant deficiency; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event. We may have further comment based on your response.

  Omitted Employee Benefit Accrual

This deficiency was identified during the quarter ended June 30, 2004 by one of the Registrant's financial accounting managers and related to an omitted employee benefit accrual due to the failure to provide the applicable employment contracts to the actuary prior to the cut-off date for the December 31, 2003 pension valuation. The amount of the adjustment related to the omitted employee benefit accrual was $9.26 million (pre-tax) and $6.02 million on an after tax basis. The Registrant analyzed the effect of this adjustment on the financial statements for December 31, 2003 and for each quarter in the period ended September 30, 2004 and accordingly, prepared a Staff Accounting Bulletin Topic 1: Financial Statements—Item M—Materiality Analysis to assess whether or not the effect was material and thus would require a restatement. After completing the assessment, including taking into account the effect of any waived audit/review adjustments from the respective periods, the Registrant concluded that this adjustment did not have any material effect as defined in the Staff Accounting Bulletin for any period presented. Accordingly, the Registrant has not, and does not intend to, restate any prior period for any adjustment resulting from this significant deficiency.

In a first step to remediate this issue, the actuary database was reviewed for completeness. To ensure completeness, the Registrant's employee database was compared to that utilized by the actuary for pension valuations. To ensure validity, the early retiree names and their respective amended contracts terms were traced to the actuary database and calculations. In the opinion of management, at September 30, 2004, the actuary database is complete and valid.

In a second step, a Six Sigma initiative was undertaken to design an effective process to avoid any such errors in the future. Participants in this initiative were employees in Human Resources, Accounting and the outside actuary. As a result of this initiative, a process has been designed that will prevent a recurrence of this mistake since it requires the timely delivery of contract information to interested parties (i.e., upon the signing of an employment contract or a revision thereto, the data must be forwarded to Accounting and the actuary). In addition, Human Resources now regularly reviews the data for completeness and validity.

  LIFO to FIFO Calculation

This deficiency was identified during the quarter ended June 30, 2004 by members of the Registrant's corporate financial reporting group and related to the qualifications and ability of certain accounting managers to initially calculate the change from the LIFO method of accounting for inventories to FIFO and the resulting failure of such employees to correctly make such calculations. The Registrant's former Chief Financial Officer determined that the significant deficiency in the Financial Shared Services group should be brought to the attention of the Board of Management of Celanese AG. To remedy the situation, certain employee responsibilities were reassigned and the employment of certain Financial Shared Services accounting management personnel was voluntarily and/or involuntarily terminated. Finally, an internal audit was conducted at the behest of the Board. Since the conversion from LIFO to FIFO is a one-time event, this particular deficiency will not be replicated. There is no dollar amount related to this significant deficiency as the amount was corrected in the same period and, accordingly, there was no need to restate any prior periods.

15.
Clarify whether in the aggregate these significant deficiencies rise to the level of a material weakness.

The Registrant has revised its disclosure on page 21 to clarify that the deficiencies in the aggregate do not constitute a material weakness, in response to the Staff's comment.

16.
Disclose whether you believe that the significant deficiencies still exist as of September 30, 2004.

The Registrant respectfully advises the Staff that it believes that no significant deficiencies existed as of September 30, 2004. The Registrant has expanded its disclosure on page 22 in response to the Staff's comment.

17.
Expand the third sentence in the third paragraph to state "...our ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC."

The Registrant has expanded its disclosure on page 22 in response to the Staff's comment.

18.
Define significant deficiency, and if necessary, material weakness.

The Registrant has added the definition of "significant deficiency" to its disclosure on page 21 in response to the Staff's comment.

19.
We note your use of the term "sufficient" rather than "effective" when you refer to the adequacy of your internal controls. Please revise to explain what you mean by "sufficient." Do you mean "effective" or something else?

The Registrant respectfully advises the Staff that it meant "effective" when it referred to the adequacy of the Registrant's internal controls The Registrant has revised its disclosure on page 21 in response to the Staff's comment.

20.
If material, please identify the "certain employee contract terms" that were not reported timely. Please also note that your use of "certain" indicates a level of awareness that potential investors unfamiliar with your company likely will not have.

The Registrant notes the Staff's comments and has revised its disclosure on page 22 in response to the Staff's comment.

Unaudited Pro Forma Financial Information—page 58
Predecessor Earnings per Share

21.
We note that you do not present historical earnings per share for your Predecessor within your Summary Financial Information. We also note that you indicate in footnote (4) to your Selected Historical Financial Data on page 73 that net earnings per share is not applicable for the historical Predecessor periods as there were no shares outstanding during those periods. You make a similar representation in Note 16 to your unaudited consolidated financial statements on page F-110. However, as indicated in the audited financials statements for Celanese AG, your predecessor did have shares outstanding. You should therefore present earnings per share information using the historical capital structure of Celanese for each Predecessor period you present. Please make these revisions throughout your filing.

The Registrant has added a presentation of earnings per share using the historical capital structure of Celanese AG for each Predecessor period presented on pages 65 and 66 in response to the Staff's comments.

Pro Forma Financial Information

22.
Revise your headnote to your pro forma financial information to clarify that the items referred to in the Recent Developments section have not been reflected in your pro forma financial statements.

The Registrant has revised its disclosure on page 60 in response to the Staff's comment.

Pro Forma Balance Sheet—Note (g)

23.
We note that you have now reflected the issuance of $200 million of your Convertible Perpetual Preferred. Stock. Confirm to us that the conversion rate (which has yet to be disclosed in your filing)

  will not result in the recognition of a beneficial conversion feature as contemplated by EITF 00-27. Otherwise, revise to your pro forma financial information accordingly.

The Registrant respectfully confirms that the conversion rate, which will be in excess of the ultimate initial public offering price for the Series A common stock, will not result in the recognition of a beneficial conversion feature as contemplated by EITF 00-27.

Pro Forma Statements of Operations

24.
Please provide the historical earnings per share for the Predecessor and Successor.

The Registrant has added historical earnings per share for the Predecessor and Successor, in response to the Staff's comment.

Pro Forma Earnings Share—Note (i) to the Unaudited Pro Forma Statement of Operations

25.
We note that you have combined the total Series A and Series B weighted average common shares outstanding for your computation of earnings per share. However, based on your dividend policy set forth on page 52 of the filing, tell us why you have not presented your earnings per share under the two class method in accordance with paragraph 60 of SFAS 128. In this regard, we note that in addition to the $952 million dividend to the Series B common stock holders, you will also have a second and third dividend for your Series B shareholders related to the underwriter's over-allotment option. The application of the two class method would appear to appropriately highlight the differing dividends associated with the Series B common stock.

As discussed by teleconference on January 11, 2005 among Jeanne Baker and Marie Trimeloni of the accounting Staff and the Registrant, the Registrant has expanded its disclosure in footnote (i) on page 71 in lieu of presenting the earnings per share using the two class method.

Senior Credit Facilities—page 116

26.
If available, please disclose the names of the parties in the syndicate, as mentioned in the first full paragraph on page 117.

The Registrant has disclosed the names of the expected joint lead arrangers on page 195.

Description of the Preferred Stock—page A-12

27.
Please delete the statement in the second paragraph of this section that qualifies this discussion by reference to the certificate of designations. This qualification is broader than what is permitted by Rule 411(a) of Regulation C.

The Registrant has deleted the referenced statement on page A-12 in response to the Staff's comment.

Book-Entry, Delivery and Form—page A-26

28.
Delete the statement that you do not take responsibility for the accuracy of this disclosure.

The Registrant has deleted the referenced statement on page A-26 in response to the Staff's comment.

Legal Opinion—Exhibit 5.1

29.
Please have counsel revise its legal opinion to include the shares of common stock into which the convertible perpetual preferred stock may be converted. Please also have counsel cover the preferred stock purchase rights and opine that these are the binding obligations of the company.

Simpson Thacher & Bartlett LLP has revised its legal opinion to include the shares of common stock into which the convertible preferred stock may be converted, in response to the first sentence of the Staff's comment.

With respect to the second sentence of the Staff's comment, Simpson Thacher & Bartlett LLP has expanded the scope of its legal opinion to address the validity of the issuance of the rights to be issued pursuant to the rights agreement. The revised opinion, however, does not include an opinion that the rights are binding obligations of the Registrant. In this regard, we have consulted with our special Delaware counsel, Richards, Layton & Finger, P.A. ("RL&F"), the largest law firm in the State of Delaware. RL&F advises us that they have not rendered any opinion to the SEC as to rights agreements in nearly five years and that the legal opinions RL&F previously provided to the SEC addressed the validity of the issuance of the rights and not the binding nature thereof. RL&F informs us that if they were requested to render an opinion that rights issued under a stockholder rights agreement are binding obligations of the issuing corporation, the opinion would be reasoned, setting forth the substantial body of Delaware case law relating to the adoption and application of stockholder rights agreements and the Delaware courts' analyses thereof, and the opinion would have numerous assumptions relating to the conduct of the board of directors of the issuing corporation. We respectfully suggest that the revised Simpson Thacher & Bartlett LLP opinion is adequate to address the relevant concerns the SEC may have in this context and that requiring any opinion as to the rights being binding obligations would not only be very unusual in light of the SEC's comments over the past five years, but also expand Exhibit 5 opinions to topics that are not intended to be covered thereby and that are not readily susceptible to the forms of legal opinion the SEC demands.

30.
Please have counsel revise to delete the qualifications (1) and (2) in the fourth paragraph.

The Registrant's counsel has deleted the two referenced qualifications in its legal opinion in response to the Staff's comment.

Celanese AG Form 20-F for the year ended December 31, 2003
Item 15. Controls and Procedures

31.
Please amend your Form 20-F to disclose the conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

The Registrant respectfully advises the Staff that the above-referenced deficiencies were not identified until the third quarter of 2004 (during the second quarter closing process). The Registrant, immediately upon discovery of the deficiencies, commenced remediation efforts and implemented procedures designed to prevent these deficiencies from recurring. The Registrant has concluded that the deficiencies were not material (qualitatively or quantitatively) for all affected reporting periods under the 2003 20-F. The Registrant hereby certifies to the Staff that Celanese AG will include disclosure relating to these deficiencies in the Celanese AG Form 20-F for the year ended September 30, 2004, which Celanese AG intends to file in February or March 2005. The Registrant respectfully advises the Staff that its conclusions regarding the effectiveness of its disclosure controls and procedures in the Celanese AG Form 20-F for the year ended December 31, 2003 have not changed. As a result, and accordingly, the Registrant respectfully requests the Staff's permission not to amend its 20-F for the year ended December 31, 2003 provided that the disclosure of the deficiencies will be included in the 2004 20-F to be filed in February or March.

32.
In light of the significant deficiencies disclosed in the Form S-1 for Celanese Corporation, tell us how you were able to conclude under Item 15 of Celanese AG's Form 20-F for the year ended December 31, 2003 that Celanese AG's disclosure controls and procedures were effective.

The Registrant respectfully advises the Staff that the LIFO/FIFO deficiency was related to a one-time event in 2004 and had no bearing on Celanese AG's 2003 processes. The Registrant further advises the Staff that the deficiency relating to the omission of employee benefits accruals did not relate to the design or operation of Celanese AG's disclosure controls and procedures. As stated in response to Comment 31 above, the Registrant believes that the identification of the LIFO/FIFO and omission of employee benefits accruals deficiencies in 2004 did not affect Celanese AG's conclusions regarding the effectiveness of its disclosure controls and procedures in the Celanese AG Form 20-F for the year ended December 31, 2003. Again, as noted in the response to Comment 31, Celanese AG will include disclosure on these deficiencies in its 2004 20-F to be filed in February or March of 2005.

* * * * * * *

          Please call me (212-455-3189) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,
/s/ Edward P. Tolley III Edward P. Tolley III